MIRANDA GOLD CORP.

Suite 1500 – 701 West Georgia Street

Vancouver, B.C.

V7Y 1C6

May 17, 2007	TSX Venture Exchange Symbol: MAD

Frankfurt and Berlin Stock Exchange Symbol: MRG

NASD OTC Bulletin Board Exchange Symbol: MRDDF

   Tel: (604) 689-4580

  Fax: (604) 801-5911

    Toll Free: (877) 689-4580

 Email: mad@mirandagold.com

 Website: www.mirandagold.com

MIRANDA GOLD CORP. AND WHITE BEAR RESOURCES SIGN

SECOND JOINT VENTURE AGREEMENT

Miranda Gold Corp. ("Miranda") (TSX-V: MAD) is pleased to announce that it has entered into a joint venture with White Bear Resources, Inc. ("White Bear") whereby White Bear may earn a joint venture interest in the Angel Wing property. The property consists of 87 unpatented lode claims (2.8 sq mi / 7.3 sq km) in northeast Elko County, Nevada. This is the second joint venture agreement Miranda has signed with White Bear Resources.

The exploration agreement requires that White Bear fund $2,000,000 in exploration activities over a five-year period in order for White Bear to earn a 60% interest in the Angel Wing property. The first year’s $300,000 is an obligation that will include exploration expenditures as well as payments to maintain the underlying mineral lease.  Thereafter, minimum escalating work expenditures are required in the following four years. As a provision of maintaining its 60% interest, White Bear must continue funding exploration until a positive feasibility study has been completed, at which time White Bear will have elected to earn a 70% interest in the property. On receipt of regulatory approval, White Bear will issue 100,000 common shares of White Bear to Miranda and pay Miranda $30,000.

The Angel Wing property contains high-grade, gold-bearing, epithermal veins hosted primarily within basement sedimentary rocks beneath a volcanic sequence.  The veins are exposed within a window eroded through a large volcanic-hosted alteration cell. The poorly exposed veins are up to 10 feet wide and trend northerly through silicified carbonate rocks and project beneath zones of overlying bleached and opalized rhyolite flows.  These veins exposed at the surface or intersected in past drilling can be traced for up to 2 ½ miles.

The quartz-calcite veins are characterized by platy and banded textures and locally contain visible gold.  Surface samples of vein material containing gold mineralization occur commonly within Tertiary tuffs and basalt.  The latter mineralization is associated with silicification and clay alteration.  Gold is also associated with high selenium values.

Angel Wing is located in the Goose Creek Mountains approximately 30 miles (48 km) north of Montello, Nevada.  Past work has consisted principally of mapping and sampling.  High-grade, surface samples up to 2.700 oz Au/t (92.5g Au/t) occur in steeply dipping quartz-calcite-adularia “bonanza” veins within Triassic limestone. The high-grade veins remain untested by drilling in a zone measuring one mile (1.6 km) along strike, 1,200 ft (366 m) wide and at depth.  Surface sampling has also identified disseminated, sediment-hosted gold mineralization up to 0.044 oz Au/t (1.507 g Au/t) in silicified and clay altered Paleozoic and Tertiary rocks. Past shallow-vertical drilling targeted disseminated mineralization.  This drilling returned up to 0.047 oz Au/t over 50 ft (1.609 g Au/t over 15.2m) in drill hole DC-7.

In advance of drilling, Miranda will immediately implement a property-wide gravity and soil sampling survey and will conduct geologic mapping.  It is expected that this exploration will help define structural trends and geochemical anomalies, which will be trenched later in the year.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, P. Geo., BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Joint Venture Exploration Update

Miranda currently has nine active joint ventures in Nevada and anticipates 2007 exploration expenditures of at least $2.5 million.  This work includes approximately 60,000 feet (20,000 meters) of drilling. Miranda is expecting final budgets from Barrick Gold Exploration Inc. on the Horse Mountain and Red Hill properties, which could increase expenditures and footage to be drilled this year.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Barrick Gold Exploration Inc., the Cortez Joint Venture, the Buckhorn Joint Venture, Romarco Minerals Inc., White Bear Resources Inc. and Piedmont Mining Company Inc.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.